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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 14
                                       TO

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               IKOS SYSTEMS, INC.
                           (Name of Subject Company)

                               IKOS SYSTEMS, INC.
                      (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   451716203
                     (CUSIP Number of Class of Securities)

                                JOSEPH W. ROCKOM
                     CHIEF FINANCIAL OFFICER AND SECRETARY
                               IKOS SYSTEMS, INC.
                            79 GREAT OAKS BOULEVARD
                           SAN JOSE, CALIFORNIA 95119
                                 (408) 284-0400
 (Name, address, and telephone numbers of person authorized to receive notices and communications
                   on behalf of the persons filing statement)

                                WITH COPIES TO:

                            DIANE HOLT FRANKLE, ESQ.
                           P. JAMES SCHUMACHER, ESQ.
                       GRAY CARY WARE & FREIDENRICH, LLP
                              400 HAMILTON AVENUE
                          PALO ALTO, CALIFORNIA 94301
                                 (650) 833-2000

     Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer. [ ]

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

     This Amendment No. 14 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 20, 2001, as amended, by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all of the outstanding common stock, par value $0.01 per share, of the Company.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     Item 1 is hereby amended and restated in its entirety as follows:

     The name of the subject company is IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"). The address of the principal executive office of IKOS is 79 Great Oaks Boulevard, California, 95119 and its telephone number is (408) 284-0400.

     The title of the class of equity securities to which this Amendment No. 14 to the Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Statement") relates is IKOS' common stock, par value $0.01 per share (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated January 27, 1992 between IKOS and Manufacturers Hanover Trust Company of California, which was amended and restated by the Amended and Restated Rights Agreement dated January 22, 1999 between IKOS and EquiServe Trust Company (f/k/a Fleet National Bank f/k/a Bank Boston, N.A.), as amended (the "Rights Agreement"). The shares of Common Stock and the Rights are hereinafter referred to as the "Shares." As of March 6, 2002, there were 9,662,314 Shares issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Item 2 is hereby amended and restated in its entirety as follows:

     The filing person of this Statement is the subject company, IKOS. The business address and telephone number of IKOS are as set forth in Item 1 above.

     This Statement relates to the tender offer (the "Offer") by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all outstanding Shares at a purchase price of $11.00 per Share, net to the seller in cash, without interest thereon (the "Offer Consideration"). IKOS originally filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the "SEC") on December 20, 2001, in response to the tender offer disclosed in a Tender Offer Statement on Schedule TO dated December 7, 2001, filed by Mentor with the SEC (the "Schedule TO") to purchase all outstanding Shares, on the terms and subject to the conditions set forth in the offer to purchase attached as Exhibit (a)(1)(A) to the Schedule TO and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Original Offer").

     The Original Offer was amended on March 13, 2002 to remove certain conditions including, among others, the following: (i) the condition that the termination fee provision in the Agreement and Plan of Merger and Reorganization dated July 2, 2001 among IKOS, Synopsys, Inc. ("Synopsys") and Oak Merger Corporation (the "Synopsys Agreement") has been invalidated or the obligations to pay any amounts pursuant to such provision have been terminated, without any termination fee, or any portion thereof, having been paid by IKOS or any of its affiliates pursuant to the Synopsys Agreement (the "Termination Condition"); and
(ii) the condition that there shall not have occurred any decline in either the Dow Jones Industrial Average, the Standard & Poor's 500 Index or the Nasdaq National Market by an amount in excess of 10% measured from the close of business on December 7, 2001.

     The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2001, as amended and supplemented by the Supplement to Offer to Purchase, dated March 13, 2002 (the "Offer to Purchase"), and in the related revised Letter of Transmittal (the "Letter of

Transmittal"). Copies of the Offer to Purchase, the Supplement to Offer to Purchase, and the original and revised Letters of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) herewith, respectively, and are incorporated herein by reference in their entirety.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 12, 2002, by and among Mentor, Purchaser and IKOS (the "Merger Agreement"). It is a condition to the Offer that there be validly tendered and accepted for payment by the Purchaser that number of Shares that, together with the Shares then owned by Mentor or Purchaser, represents at least a majority of the Shares outstanding on a fully-diluted basis (the "Minimum Condition"). In addition, the Merger Agreement provides that, among other things, following consummation of the Offer and satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into IKOS (the "Merger") with IKOS continuing as the surviving corporation and as a wholly-owned subsidiary of Mentor. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held by Mentor or IKOS or any of their respective subsidiaries and by stockholders who perfect and do not withdraw or otherwise lose their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, without interest, which will be the same as the Offer Consideration. The Merger Agreement is filed as an exhibit to this Statement and is incorporated herein by reference. March 26, 2002 has been set as the expiration date of the Offer, unless further extended.

     The Schedule TO states that the principal executive offices of Purchaser are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 3 is hereby amended and restated in its entirety as follows:

     Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between IKOS or its affiliates and either (i) IKOS, its executive officers, directors or affiliates or (ii) Mentor or Purchaser or any of their respective executive officers, directors or affiliates.

EFFECT OF CHANGE OF CONTROL TRANSACTION UNDER IKOS' STOCK OPTION PLANS

     IKOS maintains a 1995 Stock Option Plan and a 2000 Nonstatutory Stock Option Plan (the "Employee Option Plans"), as well as the Virtual Machine Works 1994 Incentive Stock Option Plan (the "VMW Plan") for its employees, and a 1995 Outside Director Stock Option Plan (the "Director Option Plan") for its outside directors. Under the terms of the Employee Option Plans and the currently outstanding non-plan options, in the event of a transfer of control, the acquiring corporation may either assume or substitute for the outstanding options. If the acquiring corporation in a transfer of control does not assume or substitute for the outstanding options, any unexercisable or unvested portion of the outstanding options shall be immediately exercisable and vested in full as of the date ten days prior to the date of the transfer of control. Under the Director Option Plan, all options become immediately exercisable and vested in full as of the date ten days prior to the date of a transfer of control. A "transfer of control" is defined in both the Employee Option Plans, the non-plan options and the Director Option Plan as: (a) the direct or indirect sale or exchange of more than 50% of the voting stock of IKOS, (b) a merger or consolidation to which IKOS is a party, (c) the sale, exchange or transfer or all or substantially all of the assets of IKOS, or (d) a liquidation or dissolution of IKOS, in which the stockholders of IKOS immediately before any such transaction do not retain direct or indirect beneficial ownership of more than 50% of the total combined voting power of the surviving entity. Under the VMW Plan, all unvested options could accelerate upon a transfer of control; however, there are no unvested options under the VMW Plan. Consummation of the Offer would constitute a transfer of control under the Employee Plans, the non-plan options and the Director Option Plan.

     As of March 6, 2002, outside directors of IKOS held outstanding stock options to purchase an aggregate of 182,480 shares of IKOS common stock. Under the terms of the Merger Agreement, Mentor will assume all outstanding stock options held by IKOS' directors. Pursuant to the Director Option Plan, all of the unvested

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option shares held by the outside directors would vest in full and become exercisable immediately prior to the consummation of the Offer. The table below sets forth the total number of shares and in-the-money option shares held by each outside director as of March 6, 2002 and the value of the in-the-money option shares and total cash consideration of all shares held to date.

                                                  NUMBER OF     DOLLAR AMOUNT
                                                 IN-THE-MONEY        FOR         TOTAL CASH
NAME                                    SHARES     OPTIONS       OPTIONS(1)     CONSIDERATION
----                                    ------   ------------   -------------   -------------
Jackson Hu............................      0       21,240       $143,225.00     $143,225.00
James Oyler...........................  2,500       29,000       $118,437.50     $145,937.50
Glenn Penisten........................  8,115       29,000       $118,437.50     $207,702.50
William Stevens.......................      0       21,240       $143,225.00     $143,225.00

---------------

(1) Based on a value of $11.00 per share offered pursuant to the Offer and net of the applicable exercise price.

     IKOS' executive officers held options to purchase an aggregate of 1,118,593 shares of IKOS common stock as of March 6, 2002. Under the terms of the Merger Agreement, Mentor will assume all outstanding stock options, which would therefore not vest in full upon the consummation of the Offer. The table below sets forth the total number of shares held by each executive officer as of March 6, 2002, the number of options outstanding as of such date and the total cash consideration of all shares held to date.

                                                              OPTIONS          TOTAL CASH
NAME                                             SHARES    OUTSTANDING(1)   CONSIDERATION(2)
----                                             -------   --------------   ----------------
Gerald Casilli.................................  346,766       97,800          $3,814,426
  Chairman of the Board
Ramon Nunez....................................   41,591      362,743          $  457,501
  President and Chief Executive Officer
Thomas Gardner.................................   25,000      105,000          $  275,000
  VP Worldwide Sales
Daniel Hafeman.................................   26,189      138,550          $  288,079
  Chief Technical Officer
Robert Hum.....................................        0      271,000                  --
  Chief Operating Officer
Joseph Rockom..................................   73,319      143,500          $  806,509
  Chief Financial Officer and Secretary

---------------

(1) Pursuant to the terms of the Merger Agreement, all outstanding options will be assumed by Mentor and will be exercisable for the number of Mentor shares equal to the product of the number of IKOS shares issuable upon exercise of such options multiplied by the option exchange ratio (as defined below) at a price equal to the quotient of the original exercise price divided by the option exchange ratio. "Option Exchange Ratio" shall mean the quotient obtained by dividing (i) $11.00 per share by (ii) the average last sale price per share of Mentor common stock on the Nasdaq National Market for the ten full trading-day period ending on the fifth full trading day prior to the closing date of the Merger.

(2) Based on a value of $11.00 per share offered pursuant to the Offer.

     Pursuant to the Merger Agreement, the Company has agreed to use its commercially reasonable efforts to cause each of the executive officers to enter into an amendment to their existing change of control agreements. See "Change of Control Agreements" below.

EMPLOYMENT ARRANGEMENTS WITH IKOS' OFFICERS

     IKOS has an employment agreement with Ramon A. Nunez, IKOS Chief Executive Officer, President and Director. Mr. Nunez's employment agreement provides that Mr. Nunez shall receive an annual salary, subject to annual review, and other benefits on the same basis as other members of senior management.

Mr. Nunez's salary for the year ended September 29, 2001 was $337,098. Mr. Nunez participates in a Management Incentive Plan whereby he and other members of senior management are entitled to a performance bonus for attaining specified earnings objectives as outlined by the Compensation Committee. In addition, Mr. Nunez and other executives are granted options to purchase shares of common stock at the discretion and recommendation of the Chairman of the Board and approved by the Compensation Committee. Mr. Nunez's employment pursuant to his employment agreement may be terminated by IKOS at any time, with or without cause; provided, however, if Mr. Nunez's employment is terminated by IKOS for any reason other than cause (as defined in the employment agreement) he shall be entitled to the following severance benefits: (i) payment over a nine (9) month period of a monthly amount equal to his average monthly income received from IKOS, which includes all compensation received, for the twelve (12) months prior to his termination; (ii) continued vesting of stock options granted pursuant to his employment agreement; and (iii) continued provision of employee benefits for the nine (9) month period following termination. The employment agreement is filed as an exhibit hereto and is incorporated herein by reference.

     Pursuant to the Merger Agreement, the Company has agreed to use its commercially reasonable efforts to cause Robert Hum, the Chief Operating Officer of IKOS, to execute an employment agreement with Mentor prior to the closing of the Merger.

     In October 2001, due to cash concerns in the event of a "worst case" scenario, IKOS implemented various cost-cutting measures, including a self-imposed salary reduction of 20% for executive officers and certain of its senior management. In mid-February 2002, after consultation with the IKOS Board, IKOS determined that the Company's cash position was substantially better than management's plan and concluded that the salary reductions could be rescinded, in accordance with management's advice to the IKOS Board at the time the reductions were imposed. IKOS rescinded such salary reductions on a retroactive basis, resulting in a corporate charge to be taken in the second quarter of fiscal 2002 of $162,808, $101,400 of which is related to executive officer salaries.

CHANGE OF CONTROL AGREEMENTS

     IKOS has entered into change of control agreements with each of its current executive officers (Ramon Nunez, Joseph Rockom, Thomas Gardner, Robert Hum and Daniel Hafeman) and with Gerald Casilli. These agreements provide that if, within one year of a "transfer of control," such officer's employment is terminated without cause (as defined in the agreements), or the officer terminates his employment as a result of being required to relocate more than 30 miles or because his base salary immediately prior to the transfer of control is reduced, he shall continue to receive his base salary (including commission, if any, based on the prior year's average), vacation and insurance and health benefits for a period of one (1) year after his date of termination. In addition, these agreements provide that any unvested stock options held by an executive officer on such date of termination shall become fully vested. A "transfer of control" is defined as having occurred upon, among other things, the direct or indirect sale or exchange by stockholders of all or substantially all of the stock of IKOS, a merger or acquisition to which IKOS is a party or the sale, exchange or transfer of all or substantially all of IKOS' assets, in each case in which the stockholders of IKOS immediately before the sale, exchange or merger do not retain at least a majority of the beneficial interest in IKOS' voting stock. Consummation of the Offer would constitute a transfer of control under such agreements. These change of control agreements are filed as exhibits hereto and are incorporated herein by reference.

     Pursuant to the Merger Agreement, the Company has agreed to use its commercially reasonable efforts to cause each of the persons listed above, with the exception of Mr. Hum and Mr. Casilli, to execute amendments to their existing change of control agreements, prior to the closing of the Merger.

BONUS PLAN UNDER THE MERGER

     Under the Merger Agreement, certain management and non-management employees of IKOS determined by IKOS management will be eligible to participate in a bonus plan ranging from $0 to $7.5 million, which will be paid promptly following calculation of IKOS' Revenue, Net Backlog and PBT (as those terms

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are defined in the Synopsys Agreement that was terminated on March 12, 2002 and is attached as Exhibit (e)(1) hereto) for the 12 months ending June 30, 2002.

TERMINATION OF THE 1996 EMPLOYEE STOCK PURCHASE PLAN

     Under the Merger Agreement, outstanding purchase rights under the 1996 Employee Stock Purchase Plan (the "ESPP") will be exercised immediately prior to the Effective Time and each participant in the ESPP will be issued Shares at that time which will be converted into the right to receive $11.00 per Share. The ESPP shall terminate with that exercise date, as provided in the Merger Agreement.

THE MERGER AGREEMENT

     On March 12, 2002, IKOS entered into the Merger Agreement with Mentor and Purchaser. A summary of certain material provisions of the Merger Agreement is included under Section 8 -- "The Merger Agreement" in the Offer to Purchase attached as an exhibit hereto and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

AMENDMENT TO RIGHTS AGREEMENT

     Effective March 12, 2002, the IKOS Board approved Amendment No. 2 (the "Amendment") to the Rights Agreement. The Amendment amends certain terms of the Rights Agreement in order to expressly exclude the Offer and the Merger from the anti-takeover provisions of the Rights Agreement. The Amendment is filed as an exhibit hereto and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

     IKOS and Mentor previously entered into a Confidentiality Agreement dated June 16, 2000 (the "Confidentiality Agreement") in connection with discussions regarding a possible acquisition of IKOS by Mentor or other business combination. The Confidentiality Agreement is filed as an exhibit hereto and is incorporated herein by reference.

INDEMNIFICATION; DIRECTORS AND OFFICERS' INSURANCE

     IKOS has previously entered into indemnification agreements with each of its directors and executive officers, the form of which is filed as an exhibit hereto and is incorporated herein by reference.

     The terms of the Merger Agreement provide that for not less than six years after the Effective Time, Mentor will indemnify and hold harmless the present and former officers, directors, employees and agents of IKOS in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided for under IKOS' certificate of incorporation and bylaws and each indemnification agreement with IKOS directors and officers to which IKOS is a party, in each case in effect on March 12, 2002, as limited from time to time by applicable law.

     In addition, the terms of the Merger Agreement provide that for a period of six years after the Effective Time, Mentor will provide directors' and officers' liability insurance in respect of acts or omissions occurring on or prior to the completion of the Merger covering each person currently covered by IKOS' directors' and officers' liability insurance policy on terms at least as favorable as the coverage in effect on March 12, 2002. Under the terms of the Merger Agreement, however, Mentor is not obligated to pay, or to cause the surviving corporation in the Merger to pay, premiums in excess of 150% of the amount per annum IKOS paid in its last fiscal year. Moreover, if Mentor or the surviving corporation in the Merger were unable to obtain the insurance required by the Merger Agreement, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4 is hereby amended and supplemented as follows:

     For purposes of this amended Item 4, the term "Merger Agreement" shall mean the Agreement and Plan of Merger and Reorganization by and among Mentor, Purchaser and IKOS dated March 12, 2002; the term "Synopsys Agreement" shall mean the Agreement and Plan of Merger and Reorganization by and among Synopsys, Oak Merger Corporation and IKOS dated July 2, 2001, as amended, which was terminated on March 12, 2002; and the term "Merger" shall mean the merger of Purchaser with and into IKOS.

BACKGROUND SINCE JANUARY 16, 2002

     On January 16, 2002, counsel for Mentor delivered a letter to Gray Cary enclosing a draft merger agreement for consideration by the IKOS Board. At a special meeting of the IKOS Board on January 21, 2002, the IKOS Board reviewed the January 16, 2002 correspondence from Mentor's outside counsel and the terms and conditions of the merger agreement proffered in executed form by Mentor pursuant to that correspondence (the "Mentor Proposal"). The IKOS Board unanimously concluded that the Mentor Proposal would result in a Superior Proposal, and authorized and directed Gray Cary to communicate this determination to Synopsys in compliance with the Synopsys Agreement. The IKOS Board also unanimously concluded, however, that it was not in the best interests of the IKOS stockholders to send notice to Synopsys under Section 8.1(g) of the Synopsys Agreement seeking to terminate the Synopsys Agreement in favor of the Mentor Proposal in view of the IKOS Board's concerns that the Mentor Proposal had significant risk of nonconsummation. Accordingly, the IKOS Board unanimously reaffirmed its December 20, 2001, recommendations that the IKOS stockholders reject the pending unsolicited cash tender offer commenced by Mentor on December 7, 2001, and that the IKOS stockholders not tender their shares in the Mentor tender offer. On January 22, 2002, IKOS filed an amendment to its Schedule 14D-9 setting forth the reasons for its determinations.

     On February 26, 2002, Mentor issued a press release indicating that the Offer was extended until March 8, 2002 and that it had waived the condition in the Offer that there shall not have occurred any decline in either the Dow Jones Industrial Average, the Standard & Poor's 500 Index or the Nasdaq National Market by an amount in excess of 10% measured from the close of business on December 7, 2001, and filed an amendment to its Schedule TO to that effect. This condition had been impossible to satisfy as a result of declines in the Nasdaq National Market.

     At a special meeting of the IKOS Board on March 4, 2002, the IKOS Board reconsidered the Offer in light of Mentor's waiver of the condition relating to a decline in value of any of the three trading markets indices. Representatives of Needham & Company and Gray Cary were present at this meeting. The IKOS Board noted that the Offer had not been amended to remove the Termination Condition, and that IKOS was still unable to avoid its contractual obligation to pay the $5.5 million termination fee to Synopsys on a termination of the Synopsys Agreement by IKOS in favor of the Offer. Accordingly, the Board concluded that it was not in the best interests of IKOS stockholders to change the Board's recommendation to IKOS stockholders to reject the Offer as currently pending.

     The IKOS Board recognized that the merger agreement submitted to IKOS by Mentor in executed form on January 16, 2002 as part of the Mentor Proposal, although revocable by Mentor after January 31, 2002, had never been revoked by Mentor, and therefore IKOS could still accept the Mentor Proposal. Accordingly, the IKOS Board considered whether the waiver of the market decline condition applied to that agreement. The IKOS Board concluded that because Mentor had waived the market decline condition in its pending Offer, the waiver would also extend to the same tender offer as amended by the merger agreement proffered by Mentor.

     The IKOS Board then reviewed with management IKOS' business and prospects. Management advised that based on currently available information, the revenue plan during the Measurement Period had recently been revised downward from $67 million to $65 million, with the shortfall in revenues expected for the quarter ending March 31, 2002. The IKOS Board took note that an economic recovery affecting IKOS' customers had not yet materialized and that it was possible that any recovery would not occur in time to impact favorably revenues for the last quarter of the Measurement Period. The IKOS Board recognized that the revenue plan assumed such a recovery will occur. Management advised that IKOS has been adversely impacted by customer deferrals of purchasing decisions as a result of the continuing difficult economy and uncertainty about the identity of IKOS' acquiror and the timing of the acquisition. The IKOS Board also recognized that sales to a limited number of customers account for a high percentage of IKOS' revenues in each quarter, IKOS has historically had a pattern of concentrated shipments in the last weeks of each quarter, and the timing of shipments of one or more large orders can have a significant impact on revenues for that quarter, all of which increase the unpredictability of IKOS' financial results during the Measurement Period under the Synopsys Agreement.

     Needham & Company then presented an analysis to the IKOS Board comparing the Mentor Proposal to the Synopsys merger. This analysis was prepared in the same form as the prior analysis presented in December 2001 comparing the Offer to the Synopsys merger and in January 2002 comparing the Mentor Proposal to the Synopsys merger, but took into account management's revised revenue plan of $65 million, and analyzed the merger consideration payable in the Synopsys merger, assuming Contingent Consideration based on four scenarios, including IKOS achieving management's revised revenue plan of approximately $65 million for the Measurement Period and an increase in backlog of at least $3 million as of June 30, 2002, and IKOS achieving revenue less than plan by 5%, 10% and 25%, respectively, with certain adjustments in assumed change in backlog. The Needham & Company analysis calculated the present value as of March 4, 2002 of the consideration to be paid under the Synopsys merger in each of these scenarios using a 13.86% discount rate. The discount rate used represented IKOS' cost of equity reported as of March 4, 2002 prorated for a five-month period ending on August 15, 2002 based on publicly available information from Bloomberg L.P. The Needham & Company analysis also calculated the effective proceeds payable to IKOS stockholders under the Mentor Proposal at various assumed purchase prices of IKOS shares, and assuming that IKOS stockholders would be subject to a long term capital gains tax rate of 20%. The analysis showed that at purchase prices ranging from $8.00 to $10.00 per IKOS share, the effective proceeds payable to IKOS stockholders under the Mentor Proposal would be reduced by an amount ranging from $0.60 to $0.20. The Needham & Company analysis also showed that IKOS stockholders with a purchase price of $11.00 per IKOS share would realize no loss or gain under the Mentor Proposal, and stockholders with a purchase price ranging from $12.00 to $14.00 per IKOS share would realize a loss under the Mentor Proposal, but could realize tax benefits based on an assumed long term capital gains tax rate of 20% that result in an increase in effective proceeds ranging from $0.20 to $0.60. The Needham & Company analysis does not constitute tax advice and was included for illustrative purposes only. The IKOS Board recognized that it was impossible to estimate the tax effect for individual stockholders and that some IKOS stockholders would have an adverse tax effect under the Mentor Proposal.

     Based on management's representations, the IKOS Board believed that the range of possible revenues and backlog presented in the Needham & Company analysis represented a realistic range of alternative scenarios for revenue and change in backlog. The IKOS Board acknowledged that, while it was impossible to predict actual revenues for the Measurement Period, it was unreasonable to expect revenues greatly in excess of management's plan, taking into account that the plan represented in the aggregate approximately 31.8% growth in revenues over the last two quarters of the Measurement Period, with the highest growth expected in the fourth quarter of the period. For purposes of this analysis, Needham & Company assumed, based on management's representations, that IKOS would achieve the PBT target required for the Contingent Consideration at each respective revenue level, so that revenue and change in backlog would be the determining factors for the amount of Contingent Consideration paid under the Synopsys Agreement. The IKOS Board concluded this assumption was reasonable, based on management's representations.

     IKOS management informed Needham & Company and the IKOS Board that management's revenue plan was prepared solely for internal use, for budgeting and other management decisions, and is inherently uncertain and subjective and susceptible to periodic revision based on actual experience and business developments, and is based on numerous assumptions, including assumptions with respect to product mix, pricing, product costs, planned product introductions, maintenance revenues, demand, changes in the competitive landscape, technological shifts, IKOS' ability to retain its skilled workforce, industry performance and general economic conditions, all of which are difficult to predict, and many of which are beyond IKOS' control. There can be no assurance that IKOS will achieve any of the revenue scenarios set forth in the Needham & Company analysis, actual results could be materially greater or less than any of these scenarios, and the achievement of the plan or any related level of profit before tax is subject to numerous risks, including without limitation, current economic conditions, continued acceptance and development of IKOS' existing and new products, increased levels of competition, technological changes, IKOS' ability to retain its skilled workforce, customer demand, and the potential distraction of management relating to the pending cash tender offer commenced by Mentor. Neither IKOS nor Needham & Company makes any representation as to the ultimate performance of IKOS compared to management's plan.

     The following table sets forth the Needham & Company analysis comparing consideration payable in the Synopsys merger in the four revenue and change in backlog scenarios outlined above, to the consideration to be paid in the Mentor
Proposal:

   SYNOPSYS PROPOSAL FOR VARIOUS REVENUE SCENARIOS VS. STATED MENTOR GRAPHICS
                                    PROPOSAL

                                                                  REVENUE PLAN AS OF MARCH 4, 2002(2)
                                                                ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                   -----------------------------------------------------------------
                                                        PLAN          PLAN - 5%        PLAN - 10%       PLAN - 25%
                                                      +$3.0MM          +$3.0MM          +$1.5MM          +$0.0MM
                                                   (DELTA)BACKLOG   (DELTA)BACKLOG   (DELTA)BACKLOG   (DELTA)BACKLOG
                                                   --------------   --------------   --------------   --------------
Plan Revenue.....................................      $65,360          $65,360          $65,360         $ 65,360
Revenue shortfall................................      $    --          $(3,368)         $(6,736)        $(16,840)
  Revenue shortfall as a percentage of last two
     quarters of Plan............................            0%              -9%             -17%             -43%
Change in backlog................................      $ 3,000          $ 3,000          $ 1,500         $     --
                                                       -------          -------          -------         --------
TOTAL REVENUE PLUS (DELTA)BACKLOG................      $68,360          $64,992          $60,124         $ 48,520
                                                       =======          =======          =======         ========
SYNOPSYS PROPOSAL:
  Price per share................................      $ 11.51          $ 10.50          $  9.04         $     --(3)
  Present value assuming 13.86% discount
     rate(1).....................................      $ 10.86          $  9.90          $  8.53         $     --(3)
MENTOR GRAPHICS PROPOSAL:
  Price per share................................      $ 11.00          $ 11.00          $ 11.00         $  11.00
     Percentage incr./decr. over present value of
       Synopsys' proposal........................            1%              11%              29%              NM

---------------

Notes:

(1) Present value as of March 4, 2002 of consideration assumed to be paid on August 15, 2002, based on a discount rate that equals IKOS' cost of equity based on publicly available information from Bloomberg L.P.

(2) Plan revenue based on IKOS management forecasts

(3) A minimum of $50,000,000 in revenue during the measurement period is a condition to closing

     In this analysis prepared by Needham & Company (1) the consideration to be paid in the Mentor Proposal would be 1% higher than the consideration payable in the Synopsys merger if IKOS achieved plan revenues and an increase in backlog of at least $3 million; (2) the consideration to be paid in the Mentor Proposal would be 11% higher than that payable in the Synopsys merger if IKOS achieves revenues which are 5% less than plan with an increase in backlog of at least $3 million; (3) the consideration to be paid in the Mentor Proposal would be 29% higher than the consideration payable in the Synopsys merger if revenues are 10% less than plan with an increase in backlog of $1.5 million; and (4) the minimum financial performance condition to the Synopsys merger would not be satisfied if revenues are 25% less than plan and assuming no change in backlog.

     The IKOS Board recognized that, under the Needham & Company analysis the consideration to be paid in the Mentor Proposal would be slightly higher than that paid in the Synopsys merger if plan revenues and an increase in backlog of $3 million were achieved, and significantly higher if IKOS experienced shortfalls from management's revenue plan. The IKOS Board also took note that if IKOS achieved revenues of 25% lower than plan or less, as in the fourth scenario considered in the Needham & Company analysis, the financial performance condition to the Synopsys merger would not be met.

     The IKOS Board concluded that there continue to be significant risks associated with the achievement of management's revised revenue plan, and that in particular an economic recovery affecting IKOS customers might not occur in time to impact favorably IKOS revenues in the Measurement Period. The IKOS Board recognized that the consideration paid in the Synopsys merger was directly tied to IKOS' performance under the revenue plan, with its associated risks. The IKOS Board concluded that the uncertain merger consideration payable under the Synopsys merger, which was expected to be no more than $11.51 per IKOS share before adjustments for present value analysis even if the revenue plan were achieved in full, compared unfavorably to the fixed consideration of $11.00 per share as provided by the Mentor Proposal.

     The IKOS Board also again took note of the significant delay in closing the Synopsys merger, which was scheduled to close in August 2002, compared to the Mentor Proposal, which was scheduled to close in as short a time as ten business days after execution of the written merger agreement by IKOS. The IKOS Board recognized that the Synopsys Agreement's financial performance condition and employee retention condition continued to pose significant risks of nonconsummation for the Synopsys merger, particularly in light of the several months remaining until closing of that transaction. The IKOS Board also considered the analysis of IKOS' proxy solicitor regarding the projected votes on the Synopsys merger which indicated that the Synopsys Agreement in its current form would not likely be approved by IKOS stockholders while the Offer continued to be pending in its current form and took note that this failure to obtain stockholder approval would result in a failure of a condition to close the Synopsys merger. The IKOS Board considered the uncertainty resulting from a "no" vote on the Synopsys merger.

     The IKOS Board then reviewed the remaining conditions to the Mentor Proposal. The IKOS Board took particular note of the condition that there be no litigation pending or threatened by any person (1) challenging or seeking to make illegal the acquisition by Mentor or Purchaser of IKOS Shares or seeking to restrain, delay or prohibit the making or consummation of the Offer or the merger, or (2) challenging or seeking to, or which is reasonably likely to, make illegal, materially delay or otherwise restrain or prohibit or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements in connection with the Offer or merger, or seeking material damages in connection with the Offer. The IKOS Board recognized that stockholder litigation remained possible prior to the closing of the tender offer, and that a lawsuit by Synopsys, even if without merit, was also possible. The IKOS Board took note that if such lawsuits were pending or threatened, this might cause the no litigation condition in the tender offer to fail. Nevertheless, the IKOS Board concluded that, in light of Mentor's many public statements of its expressed intent to close the transaction, it was unlikely that Mentor would fail to close the tender offer as a result of routine stockholder litigation. The IKOS Board also concluded that because IKOS was acting in accordance with the Synopsys Agreement, Synopsys would have no basis for a lawsuit. Consequently, Synopsys would have limited incentive to litigate after IKOS paid the $5.5 million breakup fee. Accordingly, the IKOS Board concluded that, although the no litigation condition continued to present a risk, based on what the IKOS Board knew of Mentor's and Synopsys' intent, it did not present a significant risk of nonconsummation.

     The IKOS Board also reviewed the conditions to the tender offer and merger that the representations made by IKOS be true during the tender period and at the closing of the merger. The IKOS Board took note that the tender offer condition was more rigorous than the equivalent condition in the Synopsys Agreement, but that it would only be applicable until the tender offer closed in as few as ten business days. The IKOS Board noted that the equivalent condition had not failed since the Synopsys Agreement was executed in July 2001 and that the risk of failure of this condition seemed relatively low. The IKOS Board reviewed the similar condition to the closing of the merger with Mentor which the Board recognized was an unusual condition for a second step merger. The IKOS Board concluded that failure of this condition was unlikely, and that Mentor would have no incentive to hold a majority-owned subsidiary with public stockholders. The IKOS Board also took into account that this condition would not present any significant risk of nonconsummation in the event 90% of IKOS shares were tendered in the merger with Mentor, given Mentor's right in that case to effect a "short form" merger immediately. The IKOS Board also considered the risks related to required third party consents as a condition to the closing of the merger with Mentor, and concluded that while the condition was unusual, there was limited risk that IKOS could not comply with the condition.

     The IKOS Board concluded that Mentor's waiver of the market decline condition would continue to apply to the tender offer as amended by the written agreement delivered by Mentor. The IKOS Board further concluded that the Mentor Proposal, taking into account the waiver of the market decline condition, while not free from risk of nonconsummation, was more likely to be consummated than the Synopsys merger. The IKOS Board determined, after consultation with Needham & Company, that the Mentor Proposal was a more favorable transaction to the IKOS stockholders from a financial point of view. Accordingly, the IKOS Board unanimously determined the Mentor Proposal constitutes a Superior Proposal as defined in the Synopsys Agreement. Pursuant to its obligations under the Synopsys Agreement, the IKOS Board authorized and directed management and counsel to provide written notice to Synopsys communicating this determination and the IKOS Board's desire to approve entering into the merger agreement proffered by Mentor on January 16, 2002, and to comply with IKOS' obligations under the Synopsys Agreement. Under the terms of the Synopsys Agreement, Synopsys has five business days after receipt of such notification or until 6:00 p.m. California time on March 11, 2002 to make an offer that is at least as favorable to IKOS stockholders as the Mentor Proposal. On such date, if Synopsys has not delivered such an offer to IKOS, IKOS has the right to pay the termination fee of $5.5 million to Synopsys, terminate the Synopsys Agreement with Synopsys, and execute and deliver the written agreement proffered in executed form by Mentor.

     On March 4, 2002, Gray Cary sent written notice to Synopsys under Section
8.1 of the Synopsys Agreement notifying Synopsys of the desire of the IKOS Board to enter into the Mentor written agreement proffered in executed form by Mentor on January 16, 2002. On March 5, 2002, IKOS issued a press release announcing that such notice had been delivered to Synopsys.

     On March 5, 2002, Needham & Company advised IKOS that the analysis presented by Needham & Company at the special meeting of the IKOS Board on March 4, 2002 comparing the consideration payable in the Synopsys merger with the consideration to be paid in the Mentor Proposal contained certain arithmetic errors.

     On that same date, at a special meeting of the IKOS Board, Needham & Company presented to the IKOS Board its revised analysis comparing the consideration payable in the Synopsys merger with the consideration to be paid in the Mentor Proposal. The revised analysis is set forth below:

   SYNOPSYS PROPOSAL FOR VARIOUS REVENUE SCENARIOS VS. STATED MENTOR GRAPHICS
                                    PROPOSAL

                      REVENUE PLAN AS OF MARCH 4, 2002(2)

                                                          PLAN          PLAN - 5%        PLAN - 10%       PLAN - 25%
                                                        +$3.0MM          +$3.0MM          +$1.5MM          +$0.0MM
                                                     --------------   --------------   --------------   --------------
                                                     (DELTA)BACKLOG   (DELTA)BACKLOG   (DELTA)BACKLOG   (DELTA)BACKLOG
                                                     --------------   --------------   --------------   --------------
                                                                  ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
Plan Revenue.......................................     $65,360          $65,360           $65,360         $ 65,360
Revenue shortfall..................................     $    --          $(3,268)          $(6,536)        $(16,340)
  Revenue shortfall as a percentage of last two
     quarters of Plan..............................           0%              -9%              -18%             -44%
Change in backlog..................................     $ 3,000          $ 3,000           $ 1,500         $     --
                                                        -------          -------           -------         --------
TOTAL REVENUE PLUS (DELTA)BACKLOG..................     $68,360          $65,092           $60,324         $ 49,020
                                                        =======          =======           =======         ========
SYNOPSYS PROPOSAL:
  Price per share..................................     $ 11.51          $ 10.53           $  9.10         $   --(3)
  Present value assuming 13.86% discount rate(1)...     $ 10.86          $  9.93           $  8.58         $   --(3)

                                                          PLAN          PLAN - 5%        PLAN - 10%       PLAN - 25%
                                                        +$3.0MM          +$3.0MM          +$1.5MM          +$0.0MM
                                                     --------------   --------------   --------------   --------------
                                                     (DELTA)BACKLOG   (DELTA)BACKLOG   (DELTA)BACKLOG   (DELTA)BACKLOG
                                                     --------------   --------------   --------------   --------------
                                                                  ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
MENTOR GRAPHICS PROPOSAL:
  Price per share..................................     $ 11.00          $ 11.00           $ 11.00         $  11.00
     Percentage incr./decr. over present value of
       Synopsys' proposal..........................           1%              11%               28%              NM

---------------

Notes:

(1) Present value as of March 4, 2002 of consideration assumed to be paid on August 15, 2002, based on a discount rate that equals IKOS' cost of equity based on publicly available information from Bloomberg L.P.

(2) Plan revenue based on IKOS management forecasts

(3) A minimum of $50,000,000 in revenue during the measurement period is a condition to closing

     The IKOS Board noted that Needham & Company's revised analysis set forth above was identical to the analysis presented to the IKOS Board at the March 4, 2002 IKOS Board meeting except that certain arithmetic errors had been corrected. The IKOS Board concluded that the changes made to Needham & Company's analysis as a result of the correction of the arithmetic errors were immaterial and unanimously reaffirmed its determinations made on March 4, 2002 that the Mentor Proposal was a more favorable transaction to the IKOS stockholders from a financial point of view and constituted a Superior Proposal as defined in the Synopsys Agreement. The IKOS Board authorized and directed management and counsel to provide Needham & Company's revised analysis to Synopsys consistent with IKOS' obligations under the Synopsys Agreement.

     A special meeting of the IKOS Board was held on the evening of March 11, 2002. IKOS management and representatives of Gray Cary and Needham & Company were present. Five business days had elapsed since the written notification by IKOS to Synopsys of IKOS' desire to enter into the written agreement proffered in executed form to IKOS by Mentor on January 16, 2002 and the IKOS Board's determination that such Mentor Proposal constitutes a Superior Proposal under the Synopsys Agreement. IKOS management and counsel reported that the Company had reasonably cooperated with Synopsys as required under the Synopsys Agreement during that period, with the intent of enabling Synopsys to make an offer that was at least as favorable to the IKOS stockholders as the Mentor Proposal. As of 6:00 p.m. on March 11, 2002, the last day of such five business day period, Synopsys had not submitted any revised proposal to change the terms of the merger contemplated under the Synopsys Agreement. IKOS management reported that Synopsys had indicated in a telephone conversation between Aart de Geus, Steve Shevick and Ramon Nunez that afternoon that Synopsys did not intend to submit any alternative proposal. Synopsys proffered a form of Termination Agreement and Mutual Release by and among IKOS, Synopsys and Oak Merger Corporation (the "Termination Agreement") pursuant to which the Synopsys Agreement would be terminated effective upon IKOS paying the $5.5 million termination fee to Synopsys. The Board reviewed with Gray Cary the terms and conditions of the Termination Agreement. Needham & Company then advised that its financial analysis comparing the terms of the Offer and Merger to the Synopsys Agreement from a financial point of view, presented to the IKOS Board on March 4, 2002 (as revised to correct certain arithmetic errors on March 5, 2002), remained unchanged, as neither the terms of the Mentor Proposal nor the terms of the Synopsys merger had changed.

     The IKOS Board considered the terms and conditions of the Offer and Merger compared to the terms and conditions under the Synopsys Agreement. The IKOS Board concluded that the Mentor Proposal continued to be a Superior Proposal as defined in the Synopsys Agreement. Needham & Company then presented to the IKOS Board a financial analysis of the Offer and the Merger and delivered its oral opinion, subsequently confirmed by delivery of a written opinion dated March 11, 2002, that, based upon and subject to the matters stated in the written opinion, the consideration to be received by the holders of Shares in the Offer and the Merger is fair to those holders (other than Mentor and its affiliates) from a financial point of view. After discussion, and in compliance with Section 5.2 of the Synopsys Agreement, the IKOS Board unanimously (i) approved the terms of the Termination Agreement, (ii) approved the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) determined that the Offer, the Merger, the Merger Agreement and the other transactions to be effected pursuant to the Merger Agreement are fair and in the best interests of the IKOS stockholders. The IKOS Board also approved the Offer and Merger under
Section 203 of the Delaware General Corporation Law and approved an amendment to the Rights Agreement, to take effect upon termination of the Synopsys Agreement, to exclude the Offer and the Merger from the anti-takeover provisions of the Rights Agreement. The IKOS Board authorized and directed management to execute and deliver to Synopsys the Termination Agreement, pay to Synopsys the $5.5 million termination fee required as a condition of terminating the Synopsys Agreement and, following these actions, to execute and deliver to Mentor the Merger Agreement, all as soon as practicable. Finally, the IKOS Board resolved to recommend, following the termination of the Synopsys Agreement, that the IKOS stockholders accept the Offer, approve the Merger Agreement and tender their Shares pursuant to the Offer.

     On March 12, 2002, IKOS issued a press release announcing that it had not received a proposal from Synopsys to amend the terms and conditions of the Synopsys Agreement, that the deadline for Synopsys to improve its offer expired at 6:00 p.m. California time on March 11, 2002, and that IKOS intends to take the necessary steps to terminate the Synopsys Agreement, including payment of the $5.5 million termination fee to Synopsys, and then enter into the Merger Agreement.

     On March 12, 2002, IKOS wired $5.5 million in immediately available funds to Synopsys, and Synopsys and IKOS delivered executed copies of the Termination Agreement to their respective counsel, thereby terminating the Synopsys Agreement. IKOS then delivered an executed copy of the Merger Agreement to Mentor and its counsel.

     IKOS and Mentor issued a joint press release on March 12, 2002 announcing that IKOS had terminated the Synopsys Agreement and had executed and delivered to Mentor the Merger Agreement. Representatives of Mentor and IKOS met to discuss the filing of an amended Schedule TO and Schedule 14D-9.

     On March 13, 2002, IKOS filed this Amendment to its Schedule 14D-9.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board, at a special meeting of the IKOS Board held on March 11, 2002, unanimously (i) approved the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the Offer, the Merger, the Merger Agreement and the other transactions to be effected pursuant to the Merger Agreement are fair and in the best interests of the IKOS stockholders; and (iii) resolved to recommend, following the termination of the Synopsys Agreement, that the IKOS stockholders accept the Offer, approve the Merger Agreement and tender their Shares pursuant to the Offer.

REASONS FOR IKOS BOARD RECOMMENDATION

     The following discussion of the factors considered by the IKOS Board is not intended to be exhaustive but summarizes all material factors considered by the IKOS Board in making its recommendation. In view of the wide variety of factors considered by the IKOS Board, the IKOS Board did not find it practical to and did not quantify or assign any relative or specific weights to the following factors or determine that any factor was of particular importance, nor did it specifically characterize any factor as positive or negative, except as described below. The IKOS Board viewed its position and recommendation as being based on the totality of the information presented. In addition, individual members of the IKOS Board may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the IKOS Board consulted with management and legal and financial advisors. In reaching its conclusion that the Offer and the Merger are fair to and in the best interest of IKOS and its stockholders, the IKOS Board principally considered the material factors listed below:

     - the fact that the fixed $11.00 per share cash consideration payable in the Offer and the Merger is more certain than the value of the consideration payable under the Synopsys Agreement, which was Synopsys common stock with a value of between $6.00 and $20.00 per IKOS share based on IKOS financial performance during a twelve month measurement period ending June 30, 2002;

     - the fact that the Offer can be closed in as few as 10 business days following the amendment of the Schedule TO, or by late March or early April 2002, while the merger under the Synopsys Agreement could not have been closed until at least June 15, 2002 and was not scheduled to be closed until August 2002;

     - the fact that the IKOS Board believed that the $11.00 per share cash consideration payable in the Offer and Merger was at the high end of the range of likely consideration payable under the Synopsys Agreement, based on information currently available to IKOS concerning IKOS' business and prospects during the measurement period under the Synopsys Agreement (and taking into account estimated tax effects of the Offer compared to the Synopsys merger and discounting the consideration payable under the Synopsys Agreement to present value);

     - the fact that although the consideration payable in the Offer was at a discount to recent trading prices for IKOS common stock due to investors' speculation over a possible competing bid from Synopsys which had not materialized, the $11.00 per Share in cash payable in the Offer and the Merger represented a premium of approximately 37% over the closing sales price on December 6, 2001 (the day before Mentor commenced the Offer) and approximately 87% over the average closing sales price of the shares for the thirty trading days ended December 6, 2001;

     - the opinion dated March 11, 2002 of Needham & Company to the IKOS Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $11.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Mentor and its affiliates). The full text of Needham & Company's written opinion dated March 11, 2002, which sets forth the assumptions made, matters considered, limitations on and scope of the review undertaken by Needham & Company, is attached hereto as Annex A and is incorporated herein by reference. NEEDHAM & COMPANY'S OPINION IS ADDRESSED TO THE IKOS BOARD, IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE $11.00 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY HOLDERS OF SHARES (OTHER THAN MENTOR AND ITS AFFILIATES) AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES IN THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

     - the fact that the Synopsys Agreement was conditioned on a financial performance condition and an employee retention condition, each of which created significant risk of non-consummation of the merger under the Synopsys Agreement;

     - the fact that the Mentor Proposal had removed the Termination Condition and that Mentor had on February 26, 2002 waived the market decline condition in the Offer, neither of which could be satisfied by IKOS, and that the IKOS Board believed the waiver of the market decline condition would apply to the tender offer proceeding under the written agreement proffered by Mentor;

     - the fact that the conditions to Mentor's obligation to consummate the Offer and the Merger under the Mentor Proposal, assuming Mentor's February 26, 2002 waiver of the market decline condition to its pending cash tender offer continued to apply to the Mentor Proposal, were, in light of all the relevant circumstances and in the assessment of the Board, not unduly onerous, and that Mentor's obligations were not subject to a financing condition, and the applicable waiting period under the Hart-Scott-Rodino Act has expired without the FTC taking any action in opposition to the proposed Offer and the Merger;

     - the fact that although IKOS stockholders had some risk of nonconsummation in light of the fact that the closing of the Offer and the Merger is conditioned on there being no litigation pending or threatened that challenges these transactions, the IKOS Board considered this risk to be mitigated by (1) the fact that, in light of the many public statements by Mentor of its expressed intent to close the Merger and acquire IKOS, it was, in the view of the IKOS Board, unlikely that Mentor would fail to close the tender offer as a result of routine stockholder litigation, and the IKOS Board believed that Mentor's assertion of a failure of condition as a result of such litigation would be invalid, (2) the fact that the IKOS Board believed that IKOS had acted at all times in accordance with the Synopsys Agreement in connection with its review of the Offer and the Mentor Proposal and the termination of the Synopsys Agreement and that, consequently, the IKOS Board believed Synopsys would have limited incentive to litigate after IKOS paid the $5.5 million termination fee and (3) the closing could occur in as few as ten business days following the filing of the amendment of the Schedule TO and the Schedule 14D-9 with the SEC;

     - the fact that although the Offer and the Merger are subject to a condition that the representations made by IKOS be true during the tender offer period and at the closing of the merger, the IKOS Board believed the risks from such condition are mitigated due to the fact that failure of this condition to the tender offer was unlikely since the condition would only be applicable until the tender offer closed in as few as 10 business days after the filing of the amendments to Schedule TO and
       Schedule 14D-9, the fact that no breach of equivalent representations had occurred since the July 2, 2001 signing of the Synopsys Agreement and, assuming that Mentor completes the tender offer, the fact that Mentor would be unlikely to rely on a failure of this condition to avoid its obligation to close the merger, since Mentor would have no incentive to hold a majority-owned subsidiary with public stockholders;

     - the fact that, based on an analysis by IKOS' proxy solicitor, the Synopsys Agreement was not likely to be approved by IKOS stockholders while the Offer was pending under its current terms, and the IKOS Board believed that there were significant possible adverse consequences to IKOS and its stockholders following a "no" vote on the merger, resulting from the uncertainty following such a "no" vote and the possibility that IKOS would not be able to complete a business combination on as favorable terms as provided in the Offer and Merger following a "no" vote on the Synopsys merger, and the fact that the IKOS Board recognized that although IKOS would have the right to negotiate with Mentor after a termination of the Synopsys Agreement following a "no" vote, there was no assurance that IKOS could improve the terms of the Offer and Merger either in price or conditionality, and significant risk in the IKOS Board's view that the terms of the Offer and Merger would be adversely affected by the uncertainty or that Mentor would walk away from the acquisition following a "no" vote;

     - the fact that if the Synopsys Agreement was voted down by IKOS stockholders, IKOS could continue as an independent company under difficult market conditions, including the presence of competitors with greater resources than IKOS, the limited liquidity of IKOS common stock, the potential concerns of IKOS customers over the continued viability of small suppliers like IKOS, the possible effects of the difficult economic environment for capital equipment suppliers and other unforeseen occurrences which could adversely affect IKOS;

     - the possibility of lower financial performance by IKOS in fiscal 2002 than in fiscal 2001 due to the economic downturn and its effect on capital equipment suppliers such as IKOS, and the possible impact of such lower financial performance on the merger consideration payable under the Synopsys Agreement or on potential merger partners' possible interest in a business combination with IKOS later in 2002;

     - the fact that the IKOS Board, after consultation with Needham & Company, determined in good faith, taking into account the terms and conditions of the Offer and Merger compared to the Synopsys Agreement, and the likelihood of consummation of each transaction, that the Offer and Merger constituted a transaction more favorable to the IKOS stockholders than the merger under the Synopsys Agreement from a financial point of view;

     - the fact that IKOS stockholders would have appraisal rights under Delaware law in connection with the Merger, while these rights were not available in connection with the Synopsys merger;

     - the fact that since the announcement of the Synopsys Agreement in July 2001, Mentor has been the only other potential merger partner to make a proposal to acquire IKOS;

     - the fact that although Synopsys had an opportunity under the Synopsys Agreement to submit a proposal to IKOS during the five business days after IKOS delivered written notice on March 4, 2002 to Synopsys of IKOS' desire to enter into the written agreement proffered by Mentor, at the end of the five business day period Synopsys had not submitted a competing proposal to the IKOS Board for its consideration;

     - the fact that the provisions of the Merger Agreement allow IKOS, under certain circumstances and upon payment of a termination fee, to terminate the Merger Agreement to accept a transaction representing a Superior Proposal (as defined in the Merger Agreement);

     - the fact that, in the Board's opinion, the amount of the termination fee that would be required to be paid in the event a Superior Proposal is accepted does not represent a material impediment to any serious potential bidder; and

     - the view of the Board, based in part on the limited number of potential bidders other than Mentor and Synopsys known to the Board and on the factors outlined above, that it was unlikely that a Superior Proposal would arise.

INTENT TO TENDER

     To IKOS' knowledge, each of its executive officers, directors and affiliates currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by them.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Item 5 is hereby amended and restated in its entirety as follows:

NEEDHAM & COMPANY, INC.

     Needham & Company, Inc. ("Needham & Company") has been retained by IKOS as its exclusive financial adviser in connection with a Transaction, as that term is defined below. Pursuant to the terms of the Needham & Company engagement letter dated June 28, 2000, as amended on August 10, 2001 (the "Needham Engagement Letter"), IKOS agreed to pay Needham & Company $200,000 upon the announcement of the signing of a definitive agreement to effect a Transaction. Upon consummation of a Transaction, Needham & Company will receive an additional transaction fee equal to 0.75% of the aggregate purchase price paid in the Transaction up to $150 million, plus 1.5% of the aggregate purchase price in excess of $150 million, subject to a minimum success fee of $750,000, against which any fees previously paid upon signing of a definitive agreement would be credited. IKOS has also agreed to reimburse Needham & Company for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham & Company as financial advisor to IKOS. Pursuant to the Needham Engagement Letter, "Transaction" means (a) any merger, consolidation, reorganization, or other business combination pursuant to which the business of IKOS is combined with that of another party (the "Other Party"), including, without limitation, any joint venture, (b) the acquisition, directly or indirectly, by the Other Party of all or a substantial portion of the assets of, or of any right to all or a substantial portion of the revenues or income of, or more than 50% of the outstanding capital stock of, IKOS by way of a negotiated purchase, lease, license, exchange, joint venture, tender offer, exchange offer or other means, or (c) the formation of a joint venture, corporate partnership, strategic alliance or similar arrangement, including but not limited to development, distribution, manufacturing and license agreements, or the acquisition, directly or indirectly, of less than 50% of the capital stock or the assets of IKOS by way of a negotiated purchase or otherwise.

     In connection with the Merger Agreement, IKOS has paid or agreed to pay Needham & Company $200,000 for financial advisory services and $150,000 for rendering the Needham & Company opinion. In connection with the Synopsys Agreement, IKOS has paid or agreed to pay Needham & Company $200,000 for financial advisory services and $150,000 for rendering the Needham & Company opinion. Upon consummation of the Merger, Needham & Company will receive an additional transaction fee equal to 0.75% of the aggregate purchase price up to $150 million paid in the transaction, plus 1.5% of the aggregate purchase price in excess of $150 million, subject to a minimum success fee of $750,000, against which $400,000 of the initial fees would be credited (including the $200,000 paid upon the signing of the Synopsys Agreement and the $200,000 paid upon the signing of the Merger Agreement).

     Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the IKOS Board to act as financial advisor to IKOS in connection with the Offer and the Merger based on Needham & Company's experience as a financial advisor in mergers and acquisitions as well as Needham & Company's familiarity with the electronic design automation industry. Needham & Company has had no other investment banking relationship with IKOS during the past two years. Needham Emerging Growth Partners, an affiliate of Needham & Company, currently owns 25,000 shares of IKOS common stock. In the normal course of business, Needham & Company may actively trade the equity securities of IKOS or Mentor for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and restated in its entirety as follows:

     During the past 60 days no transaction in the Shares has been effected by IKOS, or to the best of IKOS's knowledge, by any executive officer, director, affiliate or subsidiary of IKOS, except that IKOS executive officers and directors have made the following purchases pursuant to the Company's 1996 Employee Stock Purchase Plan:

NAME                                                           DATE     SHARES   PRICE
----                                                          -------   ------   -----
Gerald Casilli..............................................  1/31/02    983     $6.63
Ramon Nunez.................................................  1/31/02    743     $6.63
Joseph Rockom...............................................  1/31/02    699     $6.63

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSAL.

     Item 7 is hereby amended and restated in its entirety as follows:

     Except as described or referred to in this Statement, no negotiations are being undertaken or are underway by IKOS which relate to or would result in (i) a tender offer or other acquisition of IKOS' securities by IKOS, any subsidiary of IKOS or any other person; (ii) an extraordinary transaction such as a merger or reorganization involving IKOS or any subsidiary of IKOS; (iii) a purchase, sale or transfer of a material amount of assets by IKOS or any subsidiary of IKOS; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of IKOS. Reference is also made to the information set forth under Section 12 "Purpose and Structure of the Offer; Plans for the Company; Appraisal Rights" and Section 13 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act" in the Offer to Purchase.

     Except as described or referred to in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 is hereby amended and restated in its entirety as follows:

LITIGATION CONCERNING THE OFFER

     On December 6, 2001, Mentor and Purchaser filed a lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS Board, Synopsys and Oak Merger Corporation ("Oak"), C.A. No. 19299 (filed as Exhibit (a)(5)(B) to this Statement and incorporated herein by this reference). This lawsuit alleges, among other things, that the termination fee set forth in the Merger Agreement is unreasonable, that certain operating restrictions and other conditions set forth in the Merger Agreement impose onerous restrictions on the authority of the IKOS Board to manage IKOS and that the no-shop provision set forth in the Merger Agreement insofar as it is operative after IKOS stockholders approve the Merger Agreement is too onerous. This lawsuit further alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement and that Synopsys and Oak aided and abetted such breaches. This lawsuit seeks, among other things, injunctive and declaratory relief, including, an order enjoining the enforcement of the no-shop provisions and termination fee in the Merger Agreement, and unspecified damages.

     On December 7, 2001, Mentor and Purchaser filed a lawsuit in the United States District Court for the District of Delaware against IKOS, Case No. 01-809 (filed as Exhibit (a)(5)(C) to this Statement and incorporated herein by this reference). This lawsuit seeks an order and judgment from the Court declaring that the Offer and Schedule TO and Mentor's Schedule 13D are not in violation of the federal securities laws and that Mentor did not violate federal insider trading laws when it purchased from the open market shares of IKOS' stock beginning in July 2001 and when it made the Offer.

     On December 7, 2001, Sheldon Pittlemen, an alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS and the IKOS Board, C.A. No. 19300 (filed as Exhibit
(a)(5)(D) to this Statement and incorporated herein by this reference). This lawsuit generally alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement. It seeks injunctive relief and unspecified damages on behalf of all stockholders of IKOS.

     On Monday, December 10, 2001, Ernest Hack, another alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS, the IKOS Board and Synopsys, C.A. No. 19305 (filed as Exhibit (a)(5)(E) to this Statement and incorporated herein by this reference). While not identified as such in the caption of the complaint, the body of the complaint describes Mentor as a defendant. This lawsuit alleges that the members of IKOS' Board failed to properly consider and act upon the Offer, which was made on Thursday, December 6, 2001. It also alleges that IKOS failed to solicit offers before entering the Merger Agreement. The lawsuit alleges that, as a result of the foregoing among other things, the members of IKOS' Board breached their fiduciary duties and seeks injunctive relief and unspecified damages.

     On December 10, 2001, Robert Ferronte, another alleged stockholder of IKOS, filed an alleged class action lawsuit in the Court of Chancery of the State of Delaware against IKOS and the IKOS Board, C.A. No. 19307 (filed as Exhibit
(a)(5)(F) to this Statement and incorporated herein by this reference). This lawsuit generally alleges, among other things, that the members of the IKOS Board breached their fiduciary duties by allegedly failing to fully inform themselves about Mentor's interest in acquiring IKOS. The complaint further alleges that IKOS' poison pill permits the IKOS Board to manipulate IKOS to the detriment of IKOS' stockholders and to perpetuate its control over IKOS' business and operations. The lawsuit seeks injunctive relief.

     On December 14, 2001, Scott Petler, an alleged stockholder of IKOS, filed an alleged class action lawsuit in the Santa Clara County, California Superior Court, Case No. CV 803814, against IKOS, the IKOS Board, Synopsys and Aart de Geus, Chairman and CEO of Synopsys (filed as Exhibit (a)(5)(N) to this Statement and incorporated herein by reference). This lawsuit generally alleges that the members of the IKOS Board breached their fiduciary duties in connection with the Merger Agreement and in its response to Mentor's

Offer. The lawsuit further alleges that Synopsys and de Geus aided and abetted the alleged breach of fiduciary duties. The lawsuit seeks injunctive relief and an order rescinding the Merger Agreement. On February 19, 2002, the Court entered an order temporarily staying this lawsuit for a period of four months, which stay will expire on June 19, 2002 unless it is further extended.

     IKOS believes that these lawsuits are without merit and intends to vigorously contest each lawsuit.

     Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, Mentor, Purchaser and IKOS shall promptly take such actions as required to cause the dismissal without prejudice of the litigations currently pending before the Delaware Court of Chancery and the United States District Court for the District of Delaware relating to the Synopsys Agreement and the Offer.

ANTITRUST MATTERS

     On January 15, 2002, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired with respect to the acquisition of Shares pursuant to the Offer and the Merger.

     Mentor is in the process of collecting information from IKOS in order to determine whether prior to consummation of the Offer antitrust or other competition law filings must be made in any other countries. If any such filing is required, waiting periods or similar timing requirements may apply that would require that the Offer be extended beyond the Expiration Date.

ANTI-TAKEOVER PROVISIONS IN IKOS' CERTIFICATE OF INCORPORATION AND BYLAWS

     IKOS' Certificate of Incorporation and Bylaws contain certain provisions that may delay or prevent a change of control of IKOS. These provisions include:

     - elimination of stockholders' right to act by written consent;

     - the right of the IKOS Board without stockholder approval to designate and issue preferred stock with rights, preferences and privileges set by the IKOS Board;

     - the elimination of cumulative voting in the election of IKOS' directors;

     - the requirement of advance notice for stockholder proposals and stockholder nominations for directors and the IKOS Board's right to set the time, date and place of special meetings of stockholders within prescribed limits; and

     - two-thirds affirmative vote of stockholders required for amendments to the Bylaws or certain provisions of the Certificate of Incorporation.

DELAWARE GENERAL CORPORATION LAW

     As a Delaware corporation, IKOS is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person become an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the IKOS Board has approved the Merger Agreement and the Offer and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the transactions contemplated under the Merger Agreement.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

  Item 9 is hereby amended and restated in its entirety as follows:

     The following materials are filed herewith:

 EXHIBIT
   NO.                              DESCRIPTION
---------                           -----------
(a)(1)(A)   Offer to Purchase dated December 7, 2001 (incorporated by
            reference to Exhibit (a)(1)(A) to the Schedule TO filed by
            Mentor with respect to IKOS on December 7, 2001, as amended
            ("Schedule TO")
(a)(1)(B)   Supplement to Offer to Purchase dated March 13, 2002
            (incorporated by reference to Exhibit (a)(1)(K) to the
            Schedule TO)*
(a)(1)(C)   Letter of Transmittal (incorporated by reference to Exhibit
            (a)(1)(B) to the Schedule TO)
(a)(1)(D)   Revised Letter of Transmittal (incorporated by reference to
            Exhibit (a)(1)(L) to the Schedule TO)*
(a)(2)(A)   Letter to stockholders from Ramon A. Nunez dated December
            20, 2001(1)
(a)(2)(B)   Letter to stockholders from Ramon A. Nunez dated March 13,
            2002*
(a)(2)(C)   Opinion of Needham & Company, Inc. dated March 11, 2002
            (incorporated by reference and attached hereto as Annex A)*
(a)(3)      Not applicable.
(a)(4)      Not applicable.
(a)(5)(A)   Letter from Mentor Graphics Corporation to IKOS dated
            December 6, 2001, regarding offer to acquire IKOS Systems,
            Inc.(1)
(a)(5)(B)   Complaint filed by Mentor Graphics Corporation and Fresno
            Corporation in the Chancery Court, New Castle County,
            Delaware against IKOS Systems, its Board of Directors and
            Synopsys, Inc., C.A. No. 19299, on December 7, 2001(1)
(a)(5)(C)   Complaint filed by Mentor Graphics Corporation and Fresno
            Corporation in the United States District Court for the
            District of Delaware against IKOS Systems, Inc., No. 01-809, on December 7, 2001(1)
(a)(5)(D)   Complaint filed by Sheldon Pittlemen in the Court of
            Chancery of the State of Delaware against IKOS and its Board of Directors, C.A. No. 19300, on December 7, 2001(1)
(a)(5)(E)   Complaint filed by Ernest Hack in the Court of Chancery of the State of Delaware against IKOS, its Board of Directors and Synopsys, Inc. C.A. No. 19305, on December 10, 2001(1)
(a)(5)(F)   Complaint filed by Robert Ferronte in the Court of Chancery of the State of Delaware against IKOS, its Board of
            Directors and Synopsys, Inc. C.A. No. 19307, on December 10,
            2001(1)
(a)(5)(G)   Letter from Gray Cary Ware & Freidenrich, LLP to Latham &
            Watkins dated December 12, 2001(1)
(a)(5)(H)   Letter from Gray Cary Ware & Freidenrich, LLP to Synopsys,
            Inc. dated December 12, 2001(1)
(a)(5)(I)   Letter from Latham & Watkins to Gray Cary Ware & Freidenrich dated December 18, 2001(1)
(a)(5)(J)   Letter from Gray Cary Ware & Freidenrich, LLP to Latham &
            Watkins dated December 18, 2001(1)
(a)(5)(K)   Letter from Brobeck, Phleger & Harrison LLP to Gray Cary
            Ware & Freidenrich, LLP dated December 19, 2001(1)
(a)(5)(L)   Press release issued by IKOS dated December 20, 2001(1)
(a)(5)(M)   Letter from Gray Cary Ware & Freidenrich LLP to Brobeck,
            Phleger & Harrison dated December 21, 2001(2)

 EXHIBIT
   NO.                              DESCRIPTION
---------                           -----------
(a)(5)(N)   Complaint filed by Scott Petler in Santa Clara County,
            California Superior Court against IKOS, its Board of
            Directors, Synopsys and Aart de Geus, No. CV 803814, on
            December 14, 2001(3)
(a)(5)(O)   Press release issued by IKOS dated January 8, 2002(4)
(a)(5)(P)   Press release issued by IKOS dated January 16, 2002(5)
(a)(5)(Q)   Press release issued by IKOS dated January 22, 2002(6)
(a)(5)(R)   Press release issued by IKOS dated January 23, 2002(7)
(a)(5)(S)   Transcript of IKOS earnings call on January 23, 2002(7)
(a)(5)(T)   Press release issued by IKOS dated February 6, 2002(8)
(a)(5)(U)   Preliminary Proxy Statement filed February 8, 2002, relating to the proposed Agreement and Plan of Merger and
            Reorganization between Synopsys, IKOS and Oak Merger
            Corporation dated July 2, 2001, as amended(9)
(a)(5)(V)   Press release issued by IKOS dated February 12, 2002(10)
(a)(5)(W)   Press release issued by IKOS dated March 5, 2002(11)
(a)(5)(X)   Press release issued by IKOS dated March 12, 2002(12)
(a)(5)(Y)   Press release issued by IKOS and Mentor dated March 12, 2002
(e)(1)      Agreement and Plan of Merger and Reorganization by and among
            Synopsys, Inc., IKOS Systems, Inc. and Oak Merger
            Corporation, dated July 2, 2001, as amended on August 1,
            2001(1)
(e)(2)      Confidentiality Agreement dated June 16, 2000, between
            Mentor Graphics Corporation and IKOS Systems, Inc.(1)
(e)(3)      Letter from Mentor Graphics Corporation to IKOS dated
            December 6, 2001, regarding the Hart-Scott-Rodino Premerger
            Notification Form filed by Mentor on or about December 10,
            2001(1)
(e)(4)      Amended and Restated Employment Agreement between IKOS and
            Ramon A. Nunez dated as of August 1, 1995 (incorporated by reference to Exhibit 10.21 to the Quarterly Report on Form
            10-Q filed by IKOS on February 12, 1996)
(e)(5)      Agreement dated June 2, 1994 by and between IKOS and Gerald
            S. Casilli (incorporated by reference to Exhibit 10.17 to
            the Quarterly Report on Form 10-Q filed by IKOS for the
            quarter ended July 2, 1994)
(e)(6)      Agreement dated June 2, 1994 by and between IKOS and Daniel
            R. Hafeman (incorporated by reference to Exhibit 10.19 to
            the Quarterly Report on Form 10-Q filed by IKOS for the
            quarter ended July 2, 1994)
(e)(7)      Agreement dated June 2, 1994 by and between IKOS and Ramon
            A. Nunez (incorporated by reference to Exhibit 10.22 to the
            Quarterly Report on Form 10-Q filed by IKOS for the quarter ended July 2, 1994)
(e)(8)      Agreement dated June 2, 1994 by and between IKOS and Joseph
            W. Rockom (incorporated by reference to Exhibit 10.23 to the
            Quarterly Report on Form 10-Q filed by IKOS for the quarter ended July 2, 1994)
(e)(9)      Agreement dated April 11, 1997 by and between IKOS and
            Robert Hum (incorporated by reference to Exhibit 10.24 to
            the Quarterly Report on Form 10-Q filed by on August 16,
            1999)
(e)(10)     Agreement dated February 2, 1999 by and between IKOS and
            Thomas N. Gardner (incorporated by reference to Exhibit
            10.25 to the Quarterly Report on Form 10-Q filed by IKOS on
            August 16, 1999)
(e)(11)     Form of Indemnity Agreement (incorporated by reference to
            Exhibit 10.6 of IKOS' Registration Statement on Form S-1
            effective on July 25, 1990)

 EXHIBIT
   NO.                              DESCRIPTION
---------                           -----------
(e)(12)     Amended and Restated Rights Plan by and between IKOS and
            Bank of Boston, N.A. dated January 22, 1999 (incorporated by reference to Exhibit 1 to Form 8-A12-G/A filed on February
            3, 1999)
(e)(13)     Amendment No. 1 to Amended and Restated Rights Plan by and
            between IKOS and Bank of Boston, N.A. dated July 2, 2001
            (incorporated by reference to Exhibit 1 to Form 8-A12-G/A
            filed on August 9, 2001)
(e)(14)     Certificate of Incorporation (incorporated by reference to
            Exhibit 4.1 to the Company's Registration Statement on Form
            S-1 effective July 25, 1990)
(e)(16)     Certificate of Amendment of Certificate of Incorporation
            filed May 5, 1994 (incorporated by reference to Exhibit 4.2 of IKOS' registration statement on Form S-2 effective
            October 12, 1995)
(e)(17)     Certificate of Amendment of Certificate of Incorporation
            filed April 24, 1995 (incorporated by reference to Exhibit
            4.1 of IKOS' registration statement on Form S-2 effective
            October 12, 1995)
(e)(18)     Certificate of Amendment of Certificate of Incorporation
            filed February 3, 1997 (incorporated by reference to Exhibit
            3.4 of IKOS' quarterly report filed on May 12, 1997)
(e)(19)     Bylaws (incorporated by reference to Exhibit 3.2 of IKOS'
            registration statement on Form S-1 effective July 25, 1990)
(e)(20)     Amendment to Bylaws (incorporated by reference to Exhibit 7 to Form 8-A12-G/A filed on February 3, 1999)
(e)(21)     Termination Agreement by and among Synopsys, Inc., IKOS and
            Oak Merger Corporation, dated March 12, 2002
(e)(22)     Agreement and Plan of Merger and Reorganization by and among
            Mentor Graphics Corporation, IKOS Systems, Inc. and Fresno
            Corporation, dated March 12, 2002
(e)(23)     Amendment No. 2 to Amended and Restated Rights Plan by and
            between IKOS and EquiServe Trust Company dated March 12,
            2002

---------------

  *  Included in the materials mailed to IKOS stockholders on March 13, 2002.

 (1) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9 filed on December 20, 2001.

 (2) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on December 21, 2001.

 (3) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on December 26, 2001.

 (4) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on January 9, 2002.

 (5) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on January 17, 2002.

 (6) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on January 22, 2002.

 (7) Incorporated by reference from exhibits to IKOS' Schedule 14D-9/A filed on January 24, 2002.

 (8) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on February 6, 2002.

 (9) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on February 8, 2002.

(10) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on February 13, 2002.

(11) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on March 5, 2002.

(12) Incorporated by reference from an exhibit to IKOS' Schedule 14D-9/A filed on March 12, 2002.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IKOS SYSTEMS, INC.

                                          By:/s/ Joseph W. Rockom
                                         ---------------------------
                                                Joseph W. Rockom
                                         Chief Financial Officer and Secretary

NEEDHAM LETTERHEAD

                                                                         ANNEX A

                                                                  March 11, 2002

Board of Directors
IKOS Systems, Inc.
79 Great Oaks Blvd.
San Jose, CA 95119

Gentlemen:

     We understand that IKOS Systems, Inc. ("IKOS"), Mentor Graphics Corporation ("Mentor"), and Fresno Corporation, a wholly-owned subsidiary of Mentor ("Merger Sub"), propose to enter into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") whereby Merger Sub will be merged with and into IKOS and IKOS will become a wholly-owned subsidiary of Mentor (the "Merger"). The terms of the Merger will be set forth more fully in the Merger Agreement.

     Mentor has caused Merger Sub to commence a tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock, $0.01 par value, of IKOS ("IKOS Common Stock") at a price of $11.00 per share, net to the seller in cash (the "Cash Consideration"). Pursuant to the proposed Merger Agreement, we understand that following the Offer, at the Effective Time (as defined in the Merger Agreement) each issued and outstanding shares of IKOS Common Stock (other than shares held in IKOS's treasury or by Mentor or any subsidiary of Mentor and other than shares held by stockholders exercising statutory appraisal rights) will be converted into the right to receive the Cash Consideration.

     You have asked us to advise you as to the fairness, from a financial point of view, of the Cash Consideration to be received pursuant to the Offer and the Merger (together, the "Transaction") by the holders of IKOS Common Stock (other than Mentor and its affiliates). Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by IKOS as financial advisor in connection with the Transaction and to render this opinion and will receive a fee for our services, a substantial portion of which is contingent on the consummation of the Transaction. In addition, IKOS has agreed to indemnify us for certain liabilities arising from our role as financial advisor and out of the rendering of this opinion.

     For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated January 16, 2002; (ii) reviewed certain publicly available information concerning IKOS and Mentor and certain other relevant financial and operating data of IKOS furnished to us by IKOS; (iii) held discussions with members of management of IKOS concerning the current and future business prospects of IKOS; (iv) reviewed and discussed with members of management of IKOS certain financial forecasts and projections prepared by such management; (v) reviewed the historical stock prices and trading volumes of IKOS Common Stock; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for IKOS; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and
(viii) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that (i) any material liabilities (contingent or otherwise, known or unknown) of IKOS are as set forth in the financial statements of IKOS and (ii) the

IKOS Systems, Inc.                                       Needham & Company, Inc.
March 11, 2002
Page  2

terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the draft Merger Agreement dated January 16, 2002, other than to incorporate the waiver of the condition to the Offer relating to declines in market indexes, as set forth in Mentor's press release dated February 26, 2002 filed with Mentor's amendment to Schedule TO on February 27, 2002. With respect to IKOS's financial forecasts provided to us by its management, we have assumed for purposes of our opinion that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of IKOS. We express no opinion with respect to such forecasts or the assumptions on which they were based. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of IKOS. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof.

     Our opinion as expressed herein is limited to the fairness, from a financial point of view, of the Cash Consideration to the holders of IKOS Common Stock (other than Mentor and its affiliates) and does not address (i) IKOS's underlying business decision to engage in the Transaction, (ii) the relative merits of the Transaction as compared to any alternative business strategies that might exist for IKOS, or (iii) the effect of any other transaction in which IKOS might engage. Our opinion does not constitute a recommendation to any stockholder of IKOS as to whether such stockholder should tender shares of IKOS Common Stock pursuant to the Offer or as to how such stockholder should vote with respect to any matter relating to the Merger.

     In the ordinary course of our business, we may actively trade the equity securities of IKOS and Mentor for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of IKOS and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy or information statement or Schedule 14D-9 used in connection with the Transaction so long as this letter is quoted in full in such proxy or information statement or Schedule 14D-9.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of IKOS Common Stock is fair to such holders (other than Mentor and its affiliates) from a financial point of view.

                                          Very truly yours,

                                          /s/ NEEDHAM & COMPANY, INC.

                                          NEEDHAM & COMPANY, INC.